Exhibit 99.3

FREQUENTLY ASKED QUESTIONS REGARDING ORDINARY SHARES, ADSs AND THE PROPOSED AIM CANCELLATION

1.	WHAT IS THE RELATIONSHIP BETWEEN MIDATECH PHARMA PLC’S (“MIDATECH”) ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (“ADSs”)?

Each ADS is a tradeable security representing twenty-five (25) ordinary shares of currently £0.001 nominal value each in the capital of Midatech, and, following the proposed consolidation of Midatech’s ordinary shares, each ADS shall represent twenty-five (25) ordinary shares of £0.02 nominal value each in the capital of Midatech (the “Ordinary Shares”). Assuming that the proposed consolidation is approved by shareholders at the General Meeting, in order to bring the price of the ADSs into compliance with NASDAQ’s minimum bid price requirement, Midatech intends to change the ratio of its ADSs from one (1) ADS representing 25 Ordinary Shares to a new ratio of one (1) ADS representing five (5) Ordinary Shares. There can be no assurance that such ratio change, if it occurs, will be effective in achieving Midatech’s goal of regaining compliance with NASDAQ’s minimum bid price requirement.

The ADSs representing Ordinary Shares are listed on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol: MTP and following the proposed change of name of Midatech to Biodexa Pharmaceuticals PLC the ticker symbol is expected to change to “BDRX”. The value of each ADS is denominated in US dollars. Midatech is proposing that there is a cancellation of the admission of its Ordinary Shares to trading on AIM, subject to shareholder approval at the general meeting to be held on 24 March 2023 (the “General Meeting”) (the “AIM Cancellation”).

2.	DO I NEED TO SELL MY AIM-QUOTED ORDINARY SHARES OR MUST I DEPOSIT THEM FOR DELIVERY OF NASDAQ-LISTED ADSs?

As at the date of the shareholder circular and notice convening the General Meeting, holders of Ordinary Shares currently have three options:

(a)	You may choose to deposit your Ordinary Shares for delivery of ADSs tradeable on NASDAQ prior to the AIM Cancellation

If your investment is currently held in CREST and managed by a broker, your broker will be able to manage the deposit process for you in accordance with the process set out in Appendix A of this document. If you wish to deposit your Ordinary Shares for delivery of ADSs, you should contact your broker to initiate this process without delay. Please see the response to question 8 below “My broker currently holds my Ordinary Shares within a CREST nominee account – how do I deposit my shares for delivery of ADSs?”.

If you hold your investment in certificated form and wish to deposit it for delivery of ADSs without engaging the services of a broker, you may hold ADSs on the books of Midatech’s ADS depositary, BNY Mellon, in DRS (Direct Registration System) uncertificated format. For details on how to deposit your Ordinary Shares, please see the response to question 5 below “I hold my shares in certificated form and I want to deposit my Ordinary Shares for delivery of ADSs prior to the AIM Cancellation but do not want to engage a broker at this time – how do I do this?”.

(b)	You may choose to continue to hold your Ordinary Shares after the AIM Cancellation

Ordinary Shares will continue to be a valid equity interest in Midatech with full voting rights, rights to future dividends, etc., as currently held by holders of Ordinary Shares. However, following the AIM Cancellation there will be no regulated market or multilateral trading facility in the United Kingdom on which the Ordinary Shares can be traded. Please see the response to question 10 below “Can I continue to hold Ordinary Shares after the AIM Cancellation?”.

(c)	You may choose to sell your AIM-quoted Ordinary Shares prior to the AIM Cancellation becoming effective

If you wish to maintain an equity interest in Midatech, you could choose to reinvest in Midatech by using the proceeds of the sale of your Ordinary Shares to buy NASDAQ-listed ADSs (NASDAQ ticker: currently MTP and proposed to change to BDRX). Dealing and tax costs would likely apply to the AIM and/or NASDAQ transactions.

3.	I DO NOT HAVE A BROKER – DO I REALLY NEED ONE?

You may wish to engage a broker if you are not participating in the block transfer process described in question 5 below. If you do not already have an account with a broker, you may be able to open one either online or through banks and building societies which offer broking services. You need to ensure that the broker and type of account on offer is capable of holding and trading US-listed securities. Often the most basic account offered is for public UK shares only so you will need to select an account that gives you the ability to buy and sell US-listed securities. Please ensure that you check with your broker that they can hold Midatech ADSs and have a Depository Trust Company (DTC) participant account.

4.	I CURRENTLY HOLD MY ORDINARY SHARES IN THE FORM OF A PAPER CERTIFICATE – HOW DOES THE AIM CANCELLATION AFFECT ME?

Ordinary Shares in certificated form are not currently immediately tradeable as, in order to sell them, the share certificates or an acceptable indemnity in lieu thereof (in a form to be provided by Neville Registrars) needs to be deposited with a broker and “dematerialised” so that they are held in electronic form in CREST, which is the electronic system for the holding of shares in uncertificated form and paperless settlement of share trades on AIM. Only when the Ordinary Shares have been converted into electronic form can they then be traded on AIM.

If you choose to retain your Ordinary Shares in certificated form but do not deposit them for delivery of ADSs prior to the AIM Cancellation, in order to sell them following the AIM Cancellation, you will need to use a broker with UK and US capabilities to firstly dematerialise your UK share certificate or an acceptable indemnity in lieu thereof (in a form to be provided by Neville Registrars) into CREST and thereafter to liaise with Midatech’ s depositary, BNY Mellon, to issue the respective ADSs for your broker to sell on your behalf. Your broker will need to contact BNY Mellon in order for your Ordinary Shares to be deposited for delivery of ADSs and credited to the account held by your broker. Upon receiving instructions to do so, your broker would then trade your ADSs via NASDAQ and would remit the proceeds to your personal account. Please also see the response to question 10 below “Can I continue to hold Ordinary Shares after the AIM Cancellation?”. Please note that a deposit of Ordinary Shares for delivery of ADSs following the AIM Cancellation becoming effective will incur a UK stamp duty, or stamp duty reserve tax (“SDRT”), charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited for ADSs), although in all cases professional advice should be sought as to the applicable tax treatment.

5.	I HOLD MY SHARES IN CERTIFICATED FORM AND I WANT TO DEPOSIT MY ORDINARY SHARES FOR DELIVERY OF ADSs PRIOR TO THE AIM CANCELLATION BUT DO NOT WANT TO ENGAGE A BROKER AT THIS TIME – HOW DO I DO THIS?

If your investment is currently held in certificated form outside of CREST, Midatech’s registrar, Neville Registrars, will facilitate a block transfer process, on behalf of Midatech, for those shareholders who do not already hold their Ordinary Shares via a broker and who may wish to participate in a managed deposit process. This process is only available prior to the AIM Cancellation to holders of Ordinary Shares in certificated form. Subject to the requisite paperwork being returned to Neville Registrars by the required deadline, being 1.00 p.m. on 24 April 2023, Neville Registrars, will arrange for the relevant Ordinary Shares to be transferred into CREST and then deposit the Ordinary Shares with BNY Mellon, as the depositary, who will then arrange for the delivery of ADSs in the name of the relevant shareholder on the books of the depositary, in registered uncertificated form. Holders of Ordinary Shares in certificated form will be sent a personalised block transfer participation request form, an example of which is set out in Appendix B. If a shareholder wishes to participate in this managed deposit process, they should complete the form and return it along with the original share certificate(s) or an acceptable indemnity in lieu thereof (in a form to be provided by Neville Registrars) to Neville Registrars at Neville House, Steelpark Road, Halesowen, West Midlands B62 8HD, so as to be received by Neville Registrars by no later than 1.00 p.m. on 24 April 2023. Further block transfer participation request forms (which are not personalised) are available on Midatech’s website at www.midatechpharma.com, or can be requested from Neville Registrars by calling +44 (0) 121 585 1131. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open from 9.00 a.m. to 5.00 p.m., Monday to Friday, excluding public holidays in England and Wales. Completed certificated transfer forms and original share certificates or an acceptable indemnity in lieu thereof may be returned to Neville Registrars, for UK shareholders only, by using the pre-paid envelope sent to you. Both UK shareholders and non-UK shareholders may prefer to return certificated transfer forms and original share certificates or an acceptable indemnity in lieu thereof using registered post.

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If the resolution proposed in connection with the AIM Cancellation is not passed at the General Meeting, all documents provided to Neville Registrars and/or BNY Mellon in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates or an acceptable indemnity in lieu thereof will be returned to shareholders by Neville Registrars. Shareholders who hold their Ordinary Shares in certificated form and who do not elect to participate in this block transfer process may utilise the services of a broker to facilitate the deposit.

Following the deposit of Ordinary Shares for delivery of ADSs in registered uncertificated form, note that all registered holders will be subject to US stock transfer procedures and guidelines. Holders should consult with a broker to determine applicable stock transfer requirements in relation to future transfers of ADSs. These requirements may include a medallion signature guarantee to effect certain transfers. Further details on medallion signature guarantees may be found at www.investor.gov/introduction-investing/investing-basics/glossary/medallion-signature-guarantees- preventing.

6.	I HAVE ALREADY INITIATED THE DEMATERIALISATION OF MY UK SHARE CERTIFICATE INTO CREST IN ORDER TO DEPOSIT MY ORDINARY SHARES FOR DELIVERY OF ADSs – WHAT SHOULD I DO?

In order to participate in the block transfer process being facilitated by Neville Registrars, you will need to return your original share certificate or an acceptable indemnity in lieu thereof (in a form to be provided by Neville Registrars) with your block transfer participation request form. Accordingly, if you have already returned your share certificate or an acceptable indemnity in lieu thereof (in a form to be provided by Neville Registrars) in order to dematerialise it into CREST, you will not be able to participate in the block transfer process. In these circumstances, you should continue with the dematerialisation process and contact your broker to ensure that this and the delivery of ADSs is completed before the AIM Cancellation. Please also see the response to question 7 below “I currently hold my ordinary shares in uncertficated/electronic form in CREST – how does the AIM Cancellation affect me?”.

7.	I CURRENTLY HOLD MY ORDINARY SHARES IN UNCERTIFICATED/ELECTRONIC FORM IN CREST – HOW DOES THE AIM CANCELLATION AFFECT ME?

If your investment is currently held in electronic form in CREST and managed by a broker, your broker will be able to manage the deposit process for you in accordance with the process set out in Appendix A of this document.

If your Ordinary Shares are currently held in electronic form in CREST and you do not deposit them for delivery of ADSs before the AIM Cancellation, your Ordinary Shares will continue to be held in your CREST account, but in unquoted form. Following the AIM Cancellation, you will not be able to publicly trade any of your Ordinary Shares on any recognised exchange in CREST as Midatech will have cancelled its admission to trading on AIM. Please see question 10 below “Can I continue to hold Ordinary Shares after the AIM Cancellation?”. Deposits of Ordinary Shares for delivery of ADSs following the AIM Cancellation becoming effective will incur a UK stamp duty, or SDRT, charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited for ADSs), although in all cases professional advice should be sought as to the applicable tax treatment.

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8.	MY BROKER CURRENTLY HOLDS MY ORDINARY SHARES WITHIN A CREST NOMINEE ACCOUNT – HOW DO I DEPOSIT MY SHARES FOR DELIVERY OF ADSs?

Many UK brokers have the ability to hold and trade NASDAQ-listed securities. In order to continue holding a form of security that is readily tradeable, you should contact your broker without delay to request that Ordinary Shares are deposited for delivery of ADSs by following the process set out on Appendix A of this document. Your broker will provide Midatech’s depositary, BNY Mellon, with certain details by email in relation to the deposit and will then transmit your Ordinary Shares electronically to BNY Mellon’s UK custodian’s CREST account in return for the delivery of ADSs.

9.	HOW DOES THE PRICE OF NASDAQ-LISTED ADSs COMPARE TO THE PRICE OF ORDINARY SHARES ON AIM?

Midatech currently maintains a listing of ADSs on the NASDAQ Capital Market tier of The NASDAQ Stock Market LLC. Each ADS is a financial instrument that currently represents twenty-five (25) Ordinary Shares. The price of each ADS is expressed in US dollars and should, but is not required to, approximate the value of the 25 Ordinary Shares that it currently represents on a currency adjusted basis. Currently, the price of an Ordinary Share on AIM can be compared approximately to the price of Midatech’s NASDAQ-listed ADSs by dividing the ADS price by 25 and then dividing by the US dollar to pounds sterling exchange rate to calculate the equivalent sterling denominated price per Ordinary Share.

As part of the AIM Cancellation, holders of Ordinary Shares may deposit such Ordinary Shares for delivery of ADSs (see question 2 “Do I need to sell my AIM-quoted Ordinary Shares or must I deposit them for delivery of NASDAQ listed ADSs?” above). Once Ordinary Shares are deposited and the ADSs subsequently delivered, the investment will be US dollar denominated instead of pounds sterling denominated. This means that when valued in pounds sterling, its value will fluctuate on a day-to-day basis in line with movements in the £:US$ exchange rate.

Once the AIM Cancellation takes effect on 26 April 2023, there will no longer be a published price for an individual Ordinary Share. It will, however, always be possible to calculate the value of an individual Ordinary Share in pounds sterling by taking the NASDAQ ADS market price, dividing by 25 and dividing by the US dollar to pounds sterling exchange rate. The NASDAQ ADS price is, and will continue to be, available via Midatech’s website at www.midatechpharma.com or may otherwise be found online on a broad range of third party financial websites.

10.	CAN I CONTINUE TO HOLD ORDINARY SHARES AFTER THE AIM CANCELLATION?

Should you wish to do so, it will be possible to continue to hold Ordinary Shares after the AIM Cancellation. However, shareholders should be aware that the Ordinary Shares will not be admitted to trading on any regulated market or multilateral trading facility in the United Kingdom and the Ordinary Shares will not be tradeable on NASDAQ in this form.

Should you wish to sell your Ordinary Shares following the AIM Cancellation becoming effective, you will likely be required first to deposit such Ordinary Shares for delivery of ADSs via Midatech’s depositary bank, BNY Mellon, and any sale of the resulting ADSs will likely need to be via a broker with US share trading capability. Please note that a deposit of Ordinary Shares for delivery of ADSs following the AIM Cancellation becoming effective will incur a UK stamp duty, or SDRT, charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited for ADSs), although in all cases professional advice should be sought as to the applicable tax treatment. Fees of up to US$0.05 per ADS may also be levied by Midatech’s depositary bank upon such exchange (although the depositary bank has confirmed that no such fee will be charged to holders on any exchange of Ordinary Shares for delivery of ADSs from the publication date of these FAQs (7 March 2023) until (and including) 25 April 2023).

11.	I ALREADY HOLD ADSs – AM I AFFECTED BY THE AIM CANCELLATION?

The NASDAQ-listed ADSs will continue to trade as normal. Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in connection with the AIM Cancellation.

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12.	HOW DO I BUY AND SELL NASDAQ LISTED ADSs?

The majority of brokers in the UK have the capability to hold US exchange-listed securities and are capable of buying and selling them for you. A small depositary services fee (“DSF”) currently US$0.01 per ADS per annum, is levied by Midatech’s depositary bank, BNY Mellon, and brokers may also charge an annual fee for holding a US security on your behalf.

Should you wish to increase your holding in Midatech, you should be able to purchase further ADSs via your broker. You will need to instruct your broker to purchase Midatech ADSs (NASDAQ ticker: MTP, which is proposed to change to BDRX).

If you wish to continue to hold your investment in Midatech directly, without engaging the services of a broker, you may hold ADSs in your name on the books of Midatech’s depositary, in registered uncertificated form. If a shareholder wishes to receive ADSs without engaging the services of a broker prior to the AIM Cancellation, please see the response to question 5 above “I hold my Ordinary Shares in certificated form and I want to deposit my Ordinary Shares for delivery of ADSs prior to the AIM Cancellation but do not want to engage a broker at this time – how do I do this?”.

13.	IS THERE A COST TO DEPOSIT MY ORDINARY SHARES AND HOLD MY MIDATECH INVESTMENT IN THE FORM OF ADSs?

Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the depositary, of up to $5.00 per 100 ADSs or portion thereof. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares in connection with the AIM Cancellation prior to 26 April 2023 (being the date on which the AIM Cancellation takes effect),

Other than in connection with the AIM Cancellation, ADS issuance fees of up to $5.00 per 100 ADSs or portion thereof will be charged by the depositary in connection with any future deposits of Ordinary Shares.

The DSF, currently US$0.01 per ADS, is levied to ADS holders by BNY Mellon annually. This is typically paid and charged to your account by your broker or for registered holders the fee assessed will be invoiced to your account of record. All ADS holders are required to pay the annual DSF.

14.	HOW WILL THE AIM CANCELLATION AFFECT THE TAX TREATMENT OF MIDATECH’S ORDINARY SHARES?

Midatech is not able to provide shareholders with any form of taxation advice and shareholders are strongly advised to seek their own professional advice in order to ascertain the consequences for them of continuing to hold Ordinary Shares following the AIM Cancellation becoming effective or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. Midatech’s understanding of the current position for individuals who are UK resident and UK domiciled under UK taxation law is as follows but it should be noted that the position on certain points is not free from uncertainty and Midatech has not taken steps to confirm the current position with HMRC. Therefore, neither the following summary nor any other statements relating to tax in these “Frequently Asked Questions” should be relied upon by shareholders (and Midatech accepts no liability whatsoever in respect of any tax information provided).

Some investors purchase AIM-quoted shares because they may be classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. The AIM Cancellation should not, in itself, prevent the Ordinary Shares (and, therefore, continued holding of such Ordinary Shares) from qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Accordingly, it is expected that HMRC should accept that those shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules.

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Under HMRC’s stated practice those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of NASDAQ-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to Midatech’s ADS depositary, BNY Mellon, in exchange for the issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares concerned. Shareholders should be aware that HMRC to date has not published detailed guidance on the treatment of ADSs for inheritance tax purposes.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of NASDAQ listed ADSs prior to the AIM Cancellation should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of NASDAQ-listed ADSs following the AIM Cancellation will incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain their own personal appropriate professional advice in respect of these and other taxes.

15.	WILL THE AIM CANCELLATION AFFECT MY RIGHTS AS A SHAREHOLDER?

As a company incorporated in England and Wales, Midatech will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Cancellation taking effect, Midatech will no longer be subject to the AIM Rules for Companies published by London Stock Exchange plc or be required to retain the services of an independent nominated adviser. Midatech will also no longer be subject to the QCA Corporate Governance Code. In addition, Midatech will no longer be required to comply with the continuing obligations set out in the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (“DTRs”) or, provided Midatech’s securities remain outside the scope of the regulation, the EU Market Abuse Regulation (Regulation (EU) No.596/2014) which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018, as amended (as NASDAQ is not an in-scope exchange for the purposes of such legislation). Further, Midatech will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in Midatech. Midatech intends to continue to comply with all applicable regulatory requirements for the NASDAQ listing of its ADSs and all applicable rules and regulations of the US Securities and Exchange Commission.

Shareholders who continue to hold Ordinary Shares will continue to be notified in writing of the availability of key documents on Midatech’s website, including publication of Annual Reports and Annual General Meeting documentation. Holders of ADSs will be able to continue to access all such information via Midatech’s website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Following the AIM Cancellation taking effect, as Midatech will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), The City Code on Takeovers and Mergers (the “City Code”) will only apply to Midatech if it is considered by the Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of Midatech are resident, amongst other factors, for the purposes of determining where Midatech has its place of central management and control.

The Panel has confirmed to Midatech that following the AIM Cancellation, based on the proposed composition of Midatech’s board of directors at that time, the City Code will continue to apply to Midatech. However, the City Code could cease to apply to Midatech in the future if any changes to the board composition result in the majority of the Directors not being resident in the United Kingdom, Channel Islands or Isle of Man.

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16.	I CURRENTLY HOLD MY ORDINARY SHARES IN AN ISA – CAN I CONTINUE TO DO SO?

Although the AIM Cancellation does not directly impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, it may no longer be possible to hold such Ordinary Shares (or ADSs representing such Ordinary Shares) within an ISA. The rules in this area are not free from uncertainty and, if you hold Ordinary Shares or ADSs in an ISA, you are strongly advised to ask your ISA provider as soon as possible to confirm whether you will be allowed to continue to hold your Ordinary Shares (or ADSs) within your ISA, and/or whether the provider is able to deposit your Ordinary Shares for delivery of NASDAQ-listed ADSs, to be held in your ISA. If they do not allow you to continue to hold Ordinary Shares and/or ADSs and cannot deposit the Ordinary Shares for delivery of ADSs to hold on your behalf, you should consult an appropriate professional adviser without delay.

17.	I CURRENTLY HOLD MY ORDINARY SHARES IN A SELF-INVESTED PERSONAL PENSION “SIPP” – CAN I CONTINUE TO DO SO?

Although the AIM Cancellation does not impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some SIPP scheme administrators, particularly those that involve an online share trading account, may insist that the shares held in an individual’s SIPP must be publicly quoted and sometimes only allow trading in UK companies online.

Please ask your SIPP provider as soon as possible to confirm whether they will allow you to continue to hold your Ordinary Shares (or ADSs) or whether they are able to deposit your holding of Ordinary Shares for delivery of ADSs and continue to hold such ADSs on your behalf. If they do not allow you to continue to hold Ordinary Shares and/or ADSs and cannot deposit the Ordinary Shares for delivery of ADSs on your behalf, you should consult an appropriate professional adviser without delay.

18.	I HAVE LOST MY ORIGINAL ORDINARY SHARE CERTIFICATE – HOW DO I GET ANOTHER ONE IN ORDER TO PROGRESS THE DEPOSIT OF MY ORDINARY SHARES FOR DELIVERY OF ADSs?

Replacement share certificates are available from Midatech’s registrar, Neville Registrars. Please contact Neville Registrars without delay on +44 (0) 121 585 1131 or by email to info@nevilleregistrars.co.uk. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. to 5.00 p.m., Monday to Friday excluding public holidays in England and Wales.

Neville Registrars will be able to provide you with a replacement share certificate for your Ordinary Shares, although there may be a fee for this. Certain proof of ownership/identification will be required by Neville Registrars prior to issuance of replacement certificates, together with a signed written letter confirming that such share certificate(s) has been misplaced.

Please note that you will not be able to transfer your certificated shares via Neville Registrars without an original share certificate or an acceptable indemnity in lieu thereof (in a form to be provided by Neville Registrars) being received by Neville Registrars with your duly completed block transfer participation request form as contained within Appendix B before the required deadline, being 1.00 p.m. on 24 April 2023.

19.	I HAVE FURTHER QUESTIONS THAT ARE NOT DEALT WITH SUFFICIENTLY HERE – WHERE CAN I FIND FURTHER INFORMATION?

If you hold your Ordinary Shares via a broker, please discuss with your broker in the first instance.

In respect of any queries regarding completion of the block transfer participation request form, a shareholder assistance advice line is being operated by Midatech’s registrar, Neville Registrars, which can be accessed by all shareholders on +44 (0) 121 585 1131. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK. will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.00 p.m., Monday to Friday, excluding public holidays in England and Wales.

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20.	WHAT IF I AM AN “AFFILIATE” UNDER U.S. SECURITIES LAWS (I.E., A DIRECTOR, EXECUTIVE OFFICER OR BENEFICIAL OWNER OF 10 PER CENT. OR MORE OF THE OUTSTANDING EQUITY OF MIDATECH OR OTHERWISE HAVE A CONTROLLING RELATIONSHIP WITH MIDATECH)?

If you are a director, executive officer or beneficial owner of 10 per cent. or more of the outstanding equity of Midatech or otherwise have a controlling relationship with Midatech, please contact Midatech directly for instructions on how to proceed should you wish to deposit your Ordinary Shares for delivery of ADSs.

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Appendix A

Issuance Process

My Ordinary Shares are held by my broker in CREST. What do I need to do to deposit my Ordinary Shares for delivery of ADSs tradable on NASDAQ?

To initiate the deposit and delivery process, your broker or delivering agent should be instructed to complete the attached issuance instruction form and send it to BNY Mellon, which has been appointed to safekeep the Ordinary Shares upon deposit directly at the following email address: crest.settlements@bnymellon.com. For conversion prior to the AIM Cancellation, the issuance instruction form should be sent so as to be received by BNY Mellon by no later than 3.00 p.m. on 25 April 2023.

Questions from brokers about this process should be addressed by email to the same address.

Please refer to the below issuance process:

1.	Deliver Ordinary Shares to CREST ID BO011.

2.	Place the attached, executed issuance instruction form on the CREST participant’s letterhead and email to: crest.settlements@bnymellon.com or facsimile to 0207 964 4060. In the email subject field, please state: MIDATECH PHARMA PLC – UK ADR CREATION. For any questions or assistance required in completing or submitting the instruction form, please email crest.settlements@bnymellon.com for assistance.

3.	UK stamp duty, or SDRT, will be zero if the Ordinary Shares are deposited for ADSs prior to the AIM Cancellation. Thereafter, SDRT (the rate of which is currently 1.5 per cent. of the market value of the Ordinary Shares deposited) is expected to be payable. All delivery instructions must have the correct stamp duty flagged by your CREST agent with the appropriate stampable consideration included.

4.	The number of Ordinary Shares being delivered for deposit into the ADS programme must be a multiple of twenty-five as the ADS to Ordinary Share ratio is currently one ADS to twenty-five Ordinary Shares, and fractional ADSs cannot be issued.

5.	BNY Mellon, in its capacity as depositary bank for Midatech’s ADSs will not charge ADS issuance fees to shareholders depositing Ordinary Shares for delivery of ADSs prior to the date of the AIM Cancellation. Thereafter, ADS issuance fees of up to US$0.05 per ADS may be charged at BNY Mellon’s discretion.

6.	An annual depositary service fee, currently US$0.01 per ADS, is levied to ADS holders by BNY Mellon each November. This is typically paid and charged to your account by your broker or for registered holders the fee assessed will be invoiced to your account of record, on an annual basis.

7.	The CREST delivery needs to be made via over-the-counter (“OTC”). The issuance instruction and CREST delivery must be with present dates. BNY Mellon will be unable to process an issuance with a past trade date.

8.	Upon receipt of an issuance instruction and if CREST delivery is in good order, BNY Mellon (in its capacity as custodian) will match the delivery in CREST and advise BNY Mellon to issue and deliver the corresponding ADSs to the requested depository trust company (“DTC”) participant account.

9.	All instructions & deliveries must be sent by 3.00 p.m. London time. If you miss the daily deadline, BNY Mellon will require a new instruction and a new delivery in CREST.

After BNY Mellon receives the Ordinary Shares, they will proceed to deliver the ADSs free of payment to the DTC number noted on the deposit. Your broker will need to have an instruction in place to accept the ADSs from DTC.

9

For further information please see the following (you should obtain your own tax advice):

www.gov.uk/guidance/stamp-duty-reserve-tax-the-basics

www.gov.uk/guidance/stamp-duty-on-shares

“Affiliates” of Midatech who hold Ordinary Shares of Midatech Pharma plc, are considered “Restricted” shareholders under U.S. law, and as such are prohibited from depositing their Ordinary Shares into the “Unrestricted” NASDAQ listed ADS programme. For those Affiliates that wish to hold ADSs, special arrangements have been put in place with BNY Mellon to deposit Ordinary Shares into Restricted ADSs.

10

Fax

ADR CREATION INSTRUCTION

ADR OPERATIONS THE BANK OF NEW YORK MELLON
TO:	ONE PICCADILLY GARDENS MANCHESTER M1 1RN	FROM:
CO:		TEL:

FAX:	(0207) 964 4060	FAX:

Email:	<crest.settlements@bnymellon.com>

ISSUANCE DETAILS

CREST REF.:	CREST PARTICIPANT:
STOCK:	ISIN:
QUANTITY:	NOMINAL ADR(S):
TRADE DATE:	SETTLEMENT DATE:
DTC:	A/C:

SDRT INPUT:	☐

INDEMNITY CLAUSE

We shall indemnify and keep indemnified and hold harmless BNY Mellon (the Bank) (on an after tax basis) against and from any and all claims, actions, demands, liabilities, losses, damages, costs and expenses (including reasonable legal fees and disbursements), penalties and taxes incurred by the Bank or to which the Bank may become subject to and arising directly or indirectly from our fraud or the failure by us (or where relevant, any person)to pay (or discharge) any Stamp Duty, Stamp Duty Reserve Tax, or any other similar duty or tax charged or levied in connection with the following securities deposited with the Bank.

AUTHORISED SIGNATURE(S)

NAME	SIGNATURE	DATE

The information contained in this facsimile message and any information herein (“fax”) is confidential and is intended solely for the use of the intended recipient. Access, copying or re-use of the fax by any other person is not authorised. If you are not the intended recipient, please notify us immediately by telephone and return it to the sender above.

The Bank of New York Mellon (International) Limited is registered in England and Wales with Company No. 3236121 and with its Registered Office at One Canada Square, London E14 5AL. The Bank of New York Mellon (International) Limited is authorised and regulated by the Financial Services Authority. VAT registration: GB: 577 7181 95

The Bank of New York Mellon (International) Limited, 1 Piccadilly Gardens, Manchester M1 1RN, United Kingdom.

11

Appendix B

Block Transfer Participation Request Form

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your shares, please send this document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

TRANSFER FORM

MIDATECH PHARMA PLC

(Incorporated and registered in England and Wales under number 09216368)

Block Transfer Participation Request Form

for shareholders who hold their Ordinary Shares in the capital of Midatech Pharma plc in certificated form and who wish to deposit them for delivery of ADSs listed on NASDAQ

IF YOU DO NOT WISH TO DEPOSIT YOUR ORDINARY SHARES FOR DELIVERY OF AMERICAN DEPOSITARY SHARES (ADSs), OR HOLD YOUR ORDINARY SHARES IN CERTIFICATED FORM AND HAVE INITIATED THE DEMATERIALISATION PROCESS, DO NOT COMPLETE AND RETURN THIS TRANSFER FORM

If you hold Ordinary Shares in certificated form (that is, not in CREST) and you want to deposit your Ordinary Shares for delivery of ADSs prior to the AIM Cancellation but do not want to engage a broker, you should complete and sign this Transfer Form in accordance with the instructions set out on page 4 of this Transfer Form and then send this Transfer Form, together with your original share certificate(s) in respect of the Ordinary Shares tendered, by post in the accompanying prepaid envelope (for use in the UK only), or for UK and non-UK shareholders who prefer, by using registered post, to Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, B62 8HD, so as to be received by Neville Registrars Limited as soon as possible but, in any event, by no later than 1.00 p.m. on 24 April 2023. Additional information regarding the completion of this Transfer Form is provided on page 2 of this Transfer Form. This Transfer Form, once lodged, will be irrevocable.

If you have lost your share certificate(s) or it is not readily available, you will need to obtain a replacement from Neville Registrars Limited, per the notes given on page 4 of this Transfer Form and once you receive your original share certificate send it with your completed Transfer Form, as soon as possible thereafter and in any event so as to be received by Neville Registrars Limited by no later than 1.00 p.m. on 24 April 2023.

If your completed, signed Transfer Form and original share certificate(s) are not received by the above deadline by Neville Registrars Limited or there are any issues with your Transfer Form or share certificate(s) that are not resolved before the above deadline, then your Ordinary Shares will not be able to be transferred via Neville Registrars Limited for delivery of ADSs and will instead remain as Ordinary Shares in certificated form.

If you or your broker hold your Ordinary Shares in uncertificated form (that is, in CREST), you should not complete this Transfer Form and your broker or CREST sponsor should contact BNY Mellon via email at: drsettlements@BNYMellon.com to initiate the deposit process.

If you hold Ordinary Shares in both certificated and uncertificated form, you should complete this Transfer Form in respect of your holding in certificated form only and tender your Ordinary Shares held in uncertificated form, as described above. If you hold Ordinary Shares in certificated form under different designations, you should complete a separate Transfer Form for each different designation. You can obtain further Transfer Forms from the Company’s website at www.midatechpharma.com, or from Neville Registrars Limited by calling +44 (0) 121 585 1131. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the U.K. will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.00 p.m., Monday to Friday, excluding public holidays in England and Wales.

Please read carefully this Transfer Form, the letter from the Chairman of Midatech Pharma plc in the circular dated 7 March 2023 and the FAQs on the Company’s website at www.midatechpharma.com, the terms of each of which are incorporated in and form part of this Transfer Form. If you have any questions on how to complete this Transfer Form, please telephone Neville Registrars Limited on +44 (0) 121 585 1131. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. to 5.00 p.m., Monday to Friday excluding public holidays in England and Wales. Please note that Neville Registrars Limited cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

HOW TO COMPLETE THIS FORM

1A	REGISTERED SHAREHOLDER(S) DETAILS
If the name and/or address shown in Box 1A on your Transfer Form are incorrect, please insert the correct details in BLOCK CAPITALS in Box 6. Any changes to a name must be supported by appropriate documentation. If no name or address is shown in Box 1A on your Transfer Form, please insert in BLOCK CAPITALS the full name(s) and registered address(es) of the shareholder(s) to which this Transfer Form relates as detailed on your original share certificate. Unless you complete Box 6, the address shown in Box 1A is the address to which any balance certificate or any other documents will be sent.

1B	REGISTERED HOLDING OF ORDINARY SHARES Your registered holding of Ordinary Shares as at close of business on 6 March 2023 is set out in Box 1B (this is for information purposes only).

2

DAYTIME TELEPHONE NUMBER AND EMAIL ADDRESS

Insert in Box 2 your daytime telephone number, including the full dialing code, as well as a valid email address in case of queries relating to the completion of your Transfer Form.

3	TO TRANSFER YOUR CERTIFICATED ORDINARY SHARES INTO AMERICAN DEPOSITORY SHARES
Insert in Box 3 the number of Ordinary Shares in respect of which you wish to deposit for delivery of ADSs. This must be a multiple of twenty-five Ordinary Shares. Should you enter an amount of Ordinary Shares that does not equally divide by twenty-five for your holding, the amount will be rounded down. The balance of any amount that is not equal to twenty-five Ordinary Shares will be issued in the form of a balance certificate to your registered address. Unless you elect to donate such shares to ShareGift as set out in Box 4 on your Transfer Form, any remaining Ordinary Shares will continue to be valid enforceable shares in Midatech Pharma plc and shall remain on the Company’s shareholder register, registered in your name. If you do not elect to donate your remaining Ordinary Shares to ShareGift, you will be issued with a share certificate by Neville Registrars Limited for your remaining balance of Ordinary Shares, which will be posted to your registered address by standard post, within 10 Business Days of your Ordinary Shares being transferred.

4	RESIDUAL SHARES

To donate your residual shares to ShareGift, please tick box 4A. To retain your residual shares and request a balancing share certificate from Neville Registrars Limited, please tick box 4B.

If your overall number of Ordinary Shares is equally divisible by twenty-five, then you do not need to tick either of the boxes. If, however, your overall number of Ordinary Shares is not equally divisible by twenty-five and you are left with a residual balance, you will need to select one of the two boxes. Should you have a residual balance of Ordinary Shares after the transfer of your shares to Neville Registrars Limited and you have not ticked either box or you tick both boxes in error and it is not clear what your preference is, you will then be issued with a balance share certificate for your remaining Ordinary Shares, which will be posted to your registered address within 10 Business Days of your Ordinary Shares being transferred to Neville Registrars Limited.

5A	EXECUTION BY INDIVIDUALS

You must sign in Box 5A in the presence of an independent witness, who must also sign where indicated, adding his or her name and address. In the case of a joint holding, all joint holders must sign and each of their signatures must be witnessed. Witnesses must be over 18 years of age and should not be one of the joint holders (if any) or otherwise have any financial interest in the Ordinary Shares. The same person may witness the signature of one or more of the joint holders.

If your Transfer Form is signed by a person(s) who is/are not the registered holder(s), insert the name(s) and the capacity (e.g. executor(s)) of the person(s) signing. You must deliver evidence of your authority in accordance with the notes on page 4 of this Transfer Form.

5B	EXECUTION BY A COMPANY
A company may execute by two directors or by a director and a secretary or by a director in the presence of an independent witness in accordance with its articles of association or other regulations and, where applicable, in accordance with section 44 of the Companies Act 2006.

6	CHANGE OF NAME AND/OR ADDRESS DETAILS

If the name and/or address in Box 1A has changed or is incorrect, please complete Box 6 with your new/correct name and/or address. Please also refer to Note 7 on page 4 of this Transfer Form for details of other documents required to be sent with this Transfer Form.

TRANSFER FORM INSTRUCTIONS AND FURTHER NOTES ARE SET OUT ON PAGE 4

PLEASE COMPLETE THIS FORM USING BLACK INK ONLY

1A	Name(s) and address(es) of registered holder(s)	1B	Your registered certificated holding of Ordinary Shares as at close of business on 6 March 2023 (for information purposes only)

2	Please enter a daytime telephone number (including STD code) and a valid email address where you can be reached in the event of a query arising from completion of this Transfer Form.

3

Insert in Box 3 the number of certificated Ordinary Shares which you wish to deposit for delivery of ADSs.

Each ADS represents twenty-five Ordinary Shares. The number of Ordinary Shares to be deposited must therefore be a multiple of twenty-five. Fractions of an ADS cannot be issued.

Please tick one of the boxes below in relation to any balance of Ordinary Shares remaining after completion of Box 3 or resulting from the number in Box 3 not being divisible by twenty-five.

4A

I wish for my balance ordinary shares that is not divisible by twenty-five (“residual balance”) to be transferred to the charity ShareGift with registered details: The Orr Mackintosh Foundation Limited, PO BOX 72253, London, SW1P 9LQ for nil consideration.

4B	I wish to receive a balance share certificate for my residual balance of Ordinary Shares

SIGN HERE TO ACCEPT THE OFFER TO PARTICIPATE IN THE BLOCK TRANSFER PROCESS

EXECUTION BY INDIVIDUALS
5A	Executed and delivered as a deed by: 1. First holder: Signature/Date	Witnessed by: 1. Signature of witness	1. Name and address of witness................ .........................................................................
	................................................................................	.............................................................................	.........................................................................
	2. Joint holder: Signature/Date .............................................................................	2. Signature of witness .......................................................................	2. Name and address of witness ............... ......................................................................... .........................................................................

	3. Joint holder: Signature/Date .............................................................................	3. Signature of witness .......................................................................	3. Name and address of witness .............. ......................................................................... .........................................................................
	4. Joint holder: Signature/Date .............................................................................	4. Signature of witness .......................................................................	4. Name and address of witness ............... ......................................................................... .........................................................................
Note: The Signature of each registered holder should be witnessed, and the witness must also sign and print his/her name and address as indicated.

EXECUTION BY A COMPANY
5B	Executed and delivered as a deed by: Name of Company	Signature of Director	Name of Director

	.............................................................................	...........................................................................	.........................................................................
		Signature of second Director or Secretary or witness ...........................................................................	Name of second Director or Secretary or witness .........................................................................
Address of witness (if applicable) ................ ......................................................................... .........................................................................

6	CHANGE OF NAME AND/OR ADDRESS New/correct name and/or registered address (to be written in BLOCK CAPITALS):

INSTRUCTIONS REGARDING THE COMPLETION AND LODGING OF THIS TRANSFER FORM

All signatures by individual shareholders must be independently witnessed and each witness must complete his or her details and sign his or her name in the place provided in Box 5A of this Transfer Form next to the signature of the relevant shareholder. A company may execute by two directors or a director and a secretary or a director in the presence of an independent witness in accordance with its articles of association or other regulations, and, where applicable, in accordance with section 44 of the Companies Act 2006 in Box 5B.

If you do not wish to deposit your Ordinary Shares for delivery of ADSs by participating in the managed block transfer process being facilitated by the Company’s Registrar, Neville Registrars Limited, and the deposit process being facilitated by the Company’s depositary, BNY Mellon, you should not complete and return this Transfer Form to Neville Registrars Limited. The following suggestions are made to avoid delay and inconvenience.

1.	If the person named in Box 1A is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted

Send this Transfer Form by the quickest means to the holder for execution. If he/she has executed a relevant power of attorney, have this Transfer Form signed by the attorney. In the latter case, the original power of attorney (or a duly certified copy thereof, as provided in the Powers of Attorney Act 1971) must be lodged with this Transfer Form for noting. No other signatures will be accepted.

2.	If the only shareholder named in Box 1A has died

If probate or letters of administration has/have been registered with the Company (or with the Company’s registrar, Neville Registrars Limited) this Transfer Form must be executed by the personal representative(s) of the deceased each in the presence of a witness. If probate or letters of administration has/have been granted, but have not been registered with the Company (or with the Company’s registrar, Neville Registrars Limited), the personal representative(s) should execute this Transfer Form and forward it to Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, B62 8HD, together with the original share certificate(s) and a copy of the probate or letters of administration as soon as possible thereafter and, in any event, so as to reach Neville Registrars Limited by no later than 1.00 p.m. on 24 April 2023.

3.	If one or more of the joint holders named in Box 1A has died

This Transfer Form is valid if executed by all the surviving holders and lodged with Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, B62 8HD, accompanied by the share certificate(s) and the death certificate, probate or letters of administration of the deceased holder, so as to reach Neville Registrars Limited by no later than 1.00 p.m. on 24 April 2023.

4.	If your Ordinary Shares are in certificated form (that is, not in CREST) and the share certificate(s) is/are held by your stockbroker, bank or other agent

If your share certificate(s) is/are held by your stockbroker, bank or other agent, you will need to obtain it/them first, as the original share certificate(s) must accompany the completed Transfer Form which is to be received by Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, B62 8HD, so as to reach Neville Registrars Limited by no later than 1.00 p.m. on 24 April 2023. Neville Registrars Limited are unable to process any completed Transfer Forms that do not have the original share certificate(s) with them.

5.	If you hold your Ordinary Shares in certificated form (that is, not in CREST) and any of your certificates have been lost

You will need to contact Neville Registrars Limited on +44 (0) 121 585 1131 or via email to info@nevilleregistrars.co.uk in order to obtain a replacement share certificate for your Ordinary Shares, although there may be a fee for this. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. and 5.00 p.m., Monday to Friday excluding public holidays in England and Wales. Certain proof of ownership/identification will be required by Neville Registrars Limited prior to issuance of replacement certificates. Once you receive your original share certificate, send it with your completed Transfer Form as soon as possible thereafter and in any event so as to be received by Neville Registrars Limited by no later than 1.00 p.m. on 24 April 2023, as you will not be able to transfer your certificated shares via Neville Registrars Limited, without an original share certificate being provided with your duly completed Transfer Form.

6.	If your Ordinary Shares are in CREST

You should arrange for your broker to deposit your Ordinary Shares for delivery of ADSs via the Company’s depositary bank, BNY Mellon. You should not complete a Transfer Form in respect of any Ordinary Shares held in CREST.

If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor (i.e., broker) will be able to act on your behalf with BNY Mellon, by sending the necessary form in Appendix A to the FAQs on the Company’s website at www.midatechpharma.com to BNY Mellon.

7.	If your full name or other particulars are different from those appearing in Box 1A

Incorrect name – complete and lodge this Transfer Form with the correct name in Box 6 and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has executed this Transfer Form are one and the same.

Incorrect address – write the correct address in Box 6 on this Transfer Form; or

Change of name – lodge your marriage certificate or the deed poll with this Transfer Form for noting.